COSÌ, INC. 1751 Lake Cook Road, Suite 600 Deerfield, Illinois 60015 Main Tel: (847) 597-8800 Main Fax: (847) 597-8884 Website: www.getcosi.com	WRITER’S DIRECT INFORMATION Vicki Baue V. P. & General Counsel, CCO Direct Tel: (847) 597-8818 E-Mail: vbaue@getcosi.com

May 30, 2012

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	J. Nolan McWilliams
Justin Dobbie
Division of Corporation Finance

Re:	Cosi, Inc.
Amendment No. 3 to
Registration Statement on Form S-1
Filed May 30, 2012
File No. 333-180688

Ladies and Gentlemen:

          We transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 3 (the “Amendment”) to the Registrant’s Registration Statement on Form S-1, as previously amended (the “Registration Statement”), including one complete electronic version of the exhibits listed as filed therewith.

          Further to our counsel’s discussion with Mr. J. Nolan McWilliams of the Commission’s staff, the Amendment further amends the Registration Statement by:

•

relocating the section titled “The Rights Offering” (previously located immediately after the section titled “Questions and Answers Relating to the Rights Offering” and immediately prior to the section titled “Risk Factors”) and including it as a subsection of the section titled “Prospectus Summary”, immediately following the subsection “Our Business” (accordingly, the “Prospectus Summary” now includes the subsections “Our Business”, “The Rights Offering”, “Risk Factors” and “Summary Financial Information”, and the “Questions and Answers Relating to the Rights Offering” appears immediately after the “Prospectus Summary” and before “Risk Factors”);

•

adding a new risk factor under the Section “Risk Factors--Risks Related to Our Common Stock” regarding the Registrant’s receipt of a letter dated May 25, 2012 from the Listing Qualifications Department of Nasdaq indicating that, for the previous 30 consecutive business days, the bid price for the Registrant’s common stock had closed below the minimum $1.00 per share requirement for continued listing on the Nasdaq Global Market;

•	updating the “Capitalization” section to reflect information as of April 2, 2012; and

•	disclosing a more recent closing sale price of the Registrant’s common stock (May 25, 2012) in various places throughout the prospectus.

          Should the Commission’s staff have any questions regarding the Amendment, please contact the undersigned at (847) 597-8818 or our attorney, Dennis J. Block, Esq. of Greenberg Traurig, LLP, at (212) 801-9362.

          Thank you.

Very truly yours,

COSI, INC.

By:

Name: Vicki Baue
Title: V.P. and General Counsel, CCO

cc:	Dennis J. Block, Esq.
Greenberg Traurig, LLP